HINTO ENERGY, INC.
                                7609 RALSTON ROAD
                             ARVADA, COLORADO 80002
                                 (303) 647-4850

                                  March 5, 2012

VIA EDGAR

Mr. Paul Monsore
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  Hinto Energy, Inc. (fka Garner Investments, Inc.)
     REQUEST FOR WITHDRAWAL OF POST-EFFECTIVE AMENDMENT NO. 8
     TO REGISTRATION STATEMENT NO. 333-147368
     ---------------------------------------------------------

Ladies and Gentlemen:

Hinto Energy, Inc. (the "Registrant") respectfully requests that the Post-Effective Amendment No. 8 to the Registration Statement No. 333-147368 on Form S-1, together with all exhibits thereto (the "Post-Effective Amendment"), filed with the Securities and Exchange Commission (the "Commission") on February 15, 2012 pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended (the "Securities Act") be withdrawn pursuant to Rule 477 under the Securities Act.

The Registrant is requesting withdrawal of the Post-Effective Amendment in order to remove the registration of the 4,708,080 shares of common stock on behalf certain selling shareholders and the 2,000,000 shares underlying warrants.

The Registrant intends to re-file the Post-Effective Amendment with the Commission to update Registration Statement No. 333-147368 for recent corporate activities. A separate and combined Registration Statement pursuant to Rule 429 will be filed to register the 4,708,080 shares of common stock on behalf certain selling shareholders and the 2,000,000 shares underlying warrants.

Please direct any questions regarding this matter to Michael A. Littman, counsel to the Registrant, at 303-422-8127.

Sincerely,

/s/ Gary Herick
--------------------------------------
Gary Herick
Vice President of Finance and Director